Mail Stop 4561

December 5, 2008

Lanny H. Michael
Senior Vice President and Chief Financial Officer
Intermec, Inc.
6001 36th Avenue West
Everett, WA 98203-1264

>   **Re: Intermec, Inc.**
>   **Form 10-K/A for Fiscal Year Ended December 31, 2007**
>   **Filed March 27, 2008**
>   **File No. 001-13279**

Dear Mr. Michael:

        We have reviewed your response letters dated November 4, 2008 and November 10, 2008 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 26, 2008.

Form 10-K/A for Fiscal Year Ended December 31, 2007

Item 8. Financial Statements and Supplementary Data

Note A. Significant Accounting Policies

Restatement, page 12

1.   We note your response to prior comment number 4, and we believe that you are required to file an Item 4.02 Form 8-K in accordance with Question 101.01 of our Compliance and Disclosure Interpretations related to Exchange Act Form 8-K at http://www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm. Please file the Item 4.02 Form 8-K.

* * * * * * *

Lanny H. Michael
Intermec, Inc.
December 5, 2008
Page 2

       Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

       You may contact Mark Shannon, Staff Accountant, at (202) 551-3299, Chris Davis, Assistant Chief Accountant, at (202) 551-3408, or me at (202) 551-3451 if you have questions regarding the above comment.

Sincerely,

Mark Kronforst
Accounting Branch Chief